Filed by Central Pacific Financial Corp.
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 and Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Subject Company: CB Bancshares, Inc.
Commission File No. 0-12396

        The following is information distributed to employees by Central Pacific Financial Corp. on May 23, 2003.

AMBASSADOR PROGRAM
BRANCH INSTRUCTIONS

As you may know, a CB Shareholders Meeting is scheduled for May 28 at 8:00am. Our message to CB shareholders is—Don't Vote—Throw Away Your White Proxy (voting) Card. We think the May 28 date is unfair to CB shareholders because it does not give enough time for all shareholders to adequately review proxy materials and submit their votes, especially those shareholders whose shares are held in brokerage accounts. We want to prevent a quorum at the May 28 meeting (a minimum number of shares that needs to be represented at the meeting for shareholders to transact business). Even an "abstain" vote counts toward a quorum. We are, instead, encouraging CB shareholders not to vote at all and to wait for our proxy materials for a shareholder meeting we have called for June.

As part of our Ambassador Program, which began on May 19, many of our managers are calling CB shareholders. We are now extending the Ambassador Program to our Branches where all branch personnel will become resident Ambassadors. All you need to do is to be prepared to receive the Revocation of Proxy Cards from CB shareholders, if they come into your branch to drop off the card.

WHAT'S A REVOCATION OF PROXY CARD?

This is a gold colored card (copy attached) that we mailed to all CB shareholders from May 22. Shareholders can use this card to revoke, or cancel, their vote if they already submitted the white proxy card provided by City Bank. In addition, if they submit the revocation card and do not show up at the meeting, the white proxy card they sent in will no longer be counted at the May 28 meeting for quorum purposes.

WHAT SHOULD I DO WITH THE REVOCATION CARD?

1.
Make sure the printed name is clearly legible.

2.
Make sure the card is signed.

3.
Find out if they have their CB shares in Certificate form, or if they are held in a Brokerage Account (ie: Morgan Stanley, Merrill Lynch, etc.)

4.
If they have stock Certificate => fax card to 1-212-929-0308

5.
If held in Brokerage Account => fax card to 1-631-254-7622

6.
Thank the shareholder for supporting our initiative.

DEADLINE:
The deadline to fax proxy revocation cards is: Tuesday, May 27, 5:00pm Hawaii time.

WHAT IF A CB SHAREHOLDER NEEDS A REVOCATION CARD?
Your Manager will have a file of the proxy packet that can be printed out (22 pages). Keep 10-15 printed copies on hand. The Revocation of Proxy Card is on page 21. You must provide the entire packet to the CB shareholder.

QUESTIONS ABOUT THIS PROCESS:
Call our proxy solicitor, MacKenzie Partners Inc. at 1-800-322-2885

THANK YOU FOR YOUR SUPPORT IN OUR AMBASSADOR CALL PROGRAM.

FORWARD LOOKING INFORMATION

This document contains forward-looking statements. Such statements include, but are not limited to, (i) statements about the benefits of a merger between Central Pacific Financial Corp. ("CPF") and CB Bancshares, Inc. ("CBBI"), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPF's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and other similar expressions. These statements are based upon the current beliefs and expectations of CPF's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the business of CPF and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms; (6) the failure of CPF's and CBBI's shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaii economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's activities.

Additional factors that could cause CPF results to differ materially from those described in the forward-looking statements can be found in CPF's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission ("SEC") and available at the SEC's Internet web site (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPF or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. CPF does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

With respect to financial projections for CBBI contained in this document, neither CBBI nor any analyst has published any information for 2003, 2004 or 2005. In addition, CPF has not been given the opportunity to do any due diligence on CBBI other than reviewing its publicly available information. Therefore, management of CPF has created its own financial model for CBBI based on CBBI's historical performance and CPF's assumptions regarding the reasonable future performance of CBBI on a stand-alone basis. These assumptions may or may not prove to be correct. The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CBBI. There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

CPF filed with the SEC a registration statement on Form S-4 on April 28, 2003, to register the shares of CPF common stock to be issued in a proposed exchange offer, and filed amendments thereto on May 5, 2003 and May 9, 2003, respectively. The registration statement is not final and will be further amended. CPF filed a definitive proxy revocation statement on May 22, 2003 and a preliminary proxy statement on May 9, 2003 (as revised on May 20, 2003) for solicitation of revocation of proxies and proxies, as applicable, from CBBI shareholders for special meetings of CBBI shareholders. Subject to future developments, CPF may file additional proxy statements for solicitation of proxies from CBBI or CPF shareholders, in connection with special meetings of such shareholders at a date or dates subsequent hereto and may file a tender offer statement. Investors and security holders are urged to read the registration statement and proxy statements and any other relevant documents (when available), including the tender offer statement if filed, filed with the SEC, as well as any amendments or supplements to those documents, because they contain and will contain important information. Investors and security holders may obtain a free copy of the registration statement, any amendments thereto and proxy statements and other relevant documents (when available), including the tender offer statement if filed, at the SEC's Internet web site at (www.sec.gov). The registration statement, any amendments thereto and proxy statements and other relevant documents (when available), including the tender offer statement if filed, may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627.

CPF, its directors and executive officers and certain other persons may be deemed to be "participants" if CPF solicits proxies from CBBI and CPF shareholders. A detailed list of the names, affiliations and interests of the participants in any such solicitation is contained in CPF's definitive proxy revocation statement as filed on May 22, 2003 and a preliminary proxy statement as filed on May 9, 2003 (as revised on May 20, 2003) for solicitation of revocation of proxies and proxies, as applicable. Information about the directors and executive officers of CPF and their ownership of and interests in CPF stock is set forth in the proxy statement for CPF's 2003 Annual Meeting of Shareholders.